SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2012

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Southern Africa Kwazulu-Natal
PO Box 1744 3630 Westville SOUTH AFRICA Tel +27 (0)31 279 6203
For further information	Issued by
Zelda Schwalbach Regional Communications Manager Sappi Southern Africa Tel +27 (0)31 279 6203 Mobile +27 (0)83 652 8528 Zelda.Schwalbach@sappi.com	Brunswick on behalf of Sappi Tel + 27 (0) 11 502 7300	www.sappi.com

Media Release

Durban, 12 October 2012

Decision taken to mothball paper machine (PM4) at Sappi Tugela Mill

Sappi Southern Africa today embarked on an official Section 189 engagement process with staff at its Tugela Mill in Mandeni on the KwaZulu-Natal North Coast regarding its decision to mothball the PM4 paper machine from 01 January 2013. In total just over 400 staff have received Section 189 notices, although the eventual number of positions that will be impacted by the mothballing of PM4 will be substantially lower. This will only be known at the conclusion of the consultation period of 60 days. Sappi remains committed to its approach that retrenchments are a last resort, and as such will work with staff to investigate options to minimise retrenchments.

Despite on-going corrective actions and interventions to address increased energy, labour and raw materials costs, the Tugela Mill has not delivered acceptable financial returns over the past number of years. In recent times the competitiveness of the mill has further been challenged by overcapacity in the local paper market, an influx of imported products, weak demand for certain papers and depressed selling prices.

Initial actions taken during 2011 and 2012 to return Tugela Mill to profitability, included closing one paper machine (PM3), closing down the KCD (Kraft Continuous Digester) pulp circuit, right-sizing the mill to service the remaining assets and ceasing the production on PM4 of Sackkraft products, many of which will be moved to Sappi’s Enstra Mill. PM 4 is currently manufacturing lightweight containerboard products which have been very well received by the market, however the current cost structure and market conditions do not allow PM4 to operate profitably.

This decision will enable Tugela Mill to reposition its cost structure and ensure the sustainability of its other paper machine (PM2) which produces a range of fluting and liner products.

Sappi is confident, given current market conditions, that sufficient capacity exists to meet all local containerboard requirements. No disruptions in supply to customers are anticipated as a result of this decision. Sappi believes that when market conditions improve it will be in a position to restart PM4.

ENDS

About Sappi Southern Africa

Sappi Southern Africa, an integrated forest products company, meets the needs of local and international customers through a wide range of products from three divisions:

-       The Paper and Paper Packaging division provides products including, pulp, newsprint, coated and uncoated fine papers, office and business papers, security and speciality papers, containerboard (used to manufacture cardboard boxes) and packaging papers (for the pet food, agriculture and FMCG industries). Leading local brands includes Typek, Triple Green, Triple Green Embossed, Masuga, Reviva and Enigma print papers; Sentinel security paper; Wicked Wrap and the Strato packaging papers.

-       Chemical cellulose, is sold to converters for use in such products as fashion clothing, mobile phone screens, cellophane wrap, pharmaceutical, beauty and household products.

-       Sappi Forests supplies 70% of the woodfibre needs of Sappi Southern Africa from 380,000 hectares of both our own and managed commercial plantations; currently with more than 34 million tons of standing timber. All our own-grown wood is Forest Stewardship Council™ (FSC™) and ISO 9000 certified. A further 150,000 hectares of land is managed for biodiversity conservation, including wetlands, riparian zones and indigenous forests. Sappi’s land is available (with certain provisos) to the public for non-motorised recreational use eg mountain biking and trail running.

Sappi Southern Africa is a division of Sappi Limited (JSE: SAP; NYSE:SPP); a global company headquartered in Johannesburg, South Africa with over 14,000 employees, and manufacturing operations on three continents in seven countries and customers in over 100 countries around the world. Learn more about Sappi at www.sappi.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 15, 2012

SAPPI LIMITED

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller